FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Commission File number: 001-12412

PETROLEOS DE VENEZUELA, S.A.

(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY

(Translation of Registrant’s Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or  Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1.

Press Release dated March 12, 2004 announcing the new Board of Directors for PDVSA.

Item 1.

REPUBLICA BOLIVARIANA DE VENEZUELA MINISTERIO DE ENERGIA Y MINAS

New PDVSA Board of Directors Appointed

MEM Press Office. Caracas, March 12, 2004 - The Venezuelan Government today appointed a new Board of Directors for Petróleos de Venezuela, the country’s national oil company.  Alí Rodríguez Araque was reappointed to his current position as President; Iván Hernández was appointed Vice President for Refining; José Rojas was appointed Vice President for Finance, and Félix Rodríguez was appointed Vice President for Exploration and Production.  The announcement was made by Energy and Mines Minister Rafael Ramírez, who also announced that the Board’s Internal Directors would be Dester Rodríguez and Nelson Martínez, and the External Directors would be Víctor Álvarez, Rafael Rosales, Luis Vierma and Nelson Núñez.

Minister Ramírez added that, with the creation of three vice president positions, the structure of PDVSA´s new Board would be brought more in line with the directions contained in the Organic Hydrocarbons Law regarding the separation of different national oil industry activities.

With this new structure, the previous division of the company into PDVSA East and PDVSA West has been eliminated.  According to Minister Ramírez, at the time this division was created, it was a means of combatting the December 2002 oil sabotage.  “The former structure has met its objectives, which were to combat sabotage and stabilize our production while reducing costs,” Minister Ramírez stated.

Regarding the upcoming March 31 OPEC meeting, Minister Ramírez stated that Venezuela’s position is based on the need to implement the agreement reached at the last ministerial meeting for production cutbacks starting on April 1.

* * *

Alí Rodríguez Araque reappointed as President

PDVSA Board of Directors restructured

PDVSA Press Office. Caracas, March 12, 2004.- The Board of Directors of Petróleos de Venezuela was expanded to ten members today, three of which are vice presidents, in accordance with the Presidency of the Republic’s Decree 37,896 dated March 11, 2004, according to Energy and Mines Minister Rafael Ramírez.

After the expansion, PDVSA’s board of directors consists of the following members: Alí Rodríguez Araque, President; José Rojas, Félix Rodríguez and Iván Hernández, Vice Presidents; Dester Rodríguez and Nelson Martínez, Internal Directors; Luis Vierma, Nelson Núñez, Rafael Rosales and Víctor Álvarez, External Directors.

The new members of the Board are José Rojas, Iván Hernández, and Víctor Álvarez. José Rojas was until recently the Finance Minister and a Venezuelan delegate to the Inter American Development Bank; Iván Hernández is currently the General Manager of the Paraguaná Refining Complex and the Managing Director of PDV Marina; Víctor Alvarez is a former Deputy Minister for Industry and the President of the External Commerce Bank and the Venezuelan representative to the Free Trade Area of the Americas

The Vice Presidents will be responsible for specific business areas. Iván Hernández will direct both national and international refining; José Rojas will oversee finance, and Félix Rodríguez will be responsible for national exploration and production.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS DE VENEZUELA, S.A.

Date: March 18, 2004	By:	/s/ Alí Rodríguez Araque
		Name:	Alí Rodríguez Araque
		Title:	President